Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Outlook

Top KingWin Ltd (the “Company” or “we”) is a holding company incorporated under the laws of the Cayman Islands with no standalone material operations. We conduct substantially all our business through wholly-owned subsidiaries located in Mainland China, Hong Kong and the United States. During the six months ended June 30, 2026, the Company implemented a strategic business restructuring: we divested all assets and liabilities related to corporate consulting, training and transaction advisory businesses effective June 30, 2026, and classified such segment as discontinued operations. Our core ongoing business now focuses on sales of AI data collection and analysis servers, as well as newly launched intelligent robot sales in the U.S. market.

Our Products and Revenue Recognition Policy

Business Line Classification

The Company’s continuing operations include sales of AI data collection and analysis servers (our primary revenue stream) and newly launched intelligent robot sales commenced in the first half of 2026. All corporate training, fundraising consulting and transaction advisory service businesses were disposed on June 18, 2026 and are presented as discontinued operations.

Revenue Recognition Policy

Revenue is recognized at a point in time when control of hardware products transfers to customers, with no over-time performance obligations under our hardware sales contracts. Our sales agreements contain no product return clauses.

Revenue Breakdown – Six Months Ended June 30

	For the Six Months Ended June 30,
	2026		2025
Service Category	$	% of revenues	$	% of revenues
Revenues from sales of devices to support AI data collection and analysis	3,944,788	65%	2,789,575	82%
Revenue from sales of robots	1,920,000	31%	-	-
Total revenues from continuing operations	5,864,788	96%	2,789,575	82%
Total revenues from discontinued operations	221,735	4%	627,443	18%
Total revenues	6,086,523	100%	3,417,018	100%

Analysis of Operating Results for the Six Months Ended June 30, 2026 vs. 2025

Gross Profit & Cost of Revenue

The following table shows different categories of services we provided for the month ended June 30, 2026 in USD, including continuing and discontinued operations:

Service category	Sales of devices to support AI data collection and analysis	Sales of robots	Discontinued operations	Total
Revenue	3,944,788	1,920,000	221,735	6,086,523
% of revenue	65%	31%	4%	100%
Cost of revenue	3,934,850	1,520,000	797	5,455,647
% of cost	72%	28%	0%	100%
Gross profit	9,938	400,000	220,938	630,876
Gross margin	0.25%	21%	100%	10%

The following table shows different categories of services we provided for the month ended June 30, 2025 in USD, including continuing and discontinued operations:

Service category	Sales of devices to support AI data collection and analysis	Sales of robots	Discontinued operations	Total
Revenue	2,789,575	-	627,443	3,417,018
% of revenue	82%	-%	18%	100%
Cost of revenue	2,771,953	-	255,147	3,027,100
% of cost	92%	-%	8%	100%
Gross profit	17,622	-	372,296	389,918
Gross margin	1%	-%	59%	11%

We generated gross profit of $630,876 and $389,918, representing overall gross margins of 10% and 11% for the six months ended June 30, 2026 and 2025, respectively. The overall gross profit margin decreased by 1%. This change was primarily attributable to the discontinuation of high-margin corporate training and transaction advisory businesses effective June 30, 2026. The negative impact from exiting such high-margin service segment partially offset the margin improvement brought by newly added intelligent robot sales.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the   six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,				Change
	2026	%	2025	%	Amount	%
Selling expenses	$57,274	0.3%	$240,707	7.7%	$(183,433)	(76.2)%
General and administrative expenses	21,637,407	100.1%	2,246,866	72.0%	19,390,541	863.0%
Total operating expenses from continuing operations	21,694,681	100.4%	2,487,573	79.7%	19,207,108	772.1%
Total operating expenses from discontinued operations	(77,104)	(0.4)%	631,747	20.3%	(708,851)	(112.2)%
Total operating expenses	$21,617,577	100.0%	$3,119,320	100.0%	$18,498,257	593.0%

Selling Expenses

Our selling expenses decreased by $183,433 or 76.2%, $ 240,707 for the six months ended June 30, 2025 to $57,274 for the six months ended June 30, 2026. During this period, we have decreased our sales team’s salaries for this period.

General and Administrative Expenses

General and administrative expenses were $21,637,407, representing an increase of 863% compared to $2,246,866 in the first half of 2025.

The surge in general and administrative expenses was primarily driven by an additional allowance of $19,580,249 recorded for the impairment of prepayments to suppliers.

In September 2024, the Company made prepayments totaling approximately   CNY268.73 million to multiple suppliers for AI server procurement.

From July 2025 through December 2025, we repeatedly urged suppliers to deliver contracted servers, but suppliers consistently refused delivery and unilaterally proposed raising server unit prices to more than five times the original contract price.

In April 2026, the Company formally notified all relevant suppliers of contract termination and demanded full refunds of the prepayments. As of June 30, 2026, we received no response from those suppliers.

As of December 31, 2025, the Company recognized a 50% impairment allowance of $18,694,608.63 for these prepayments. As of June 30, 2026,   based on prudent accounting judgments in accordance with U.S. GAAP, the Company recorded an additional allowance for credit losses against the remaining 50% carrying value, resulting in a full 100% allowance for these four supplier prepayments. The incremental credit loss expense recognized in the six months ended June 30, 2026 amounted to $19,580,249, which was the primary driver of the surge in general and administrative expenses.

Income tax

Income tax benefit is nil for the six months ended June 30, 2026 and 2025.

GAAP net loss attributable to ordinary shareholders was $19,613,029, as compared to a net loss of $3,163,291 in the prior year period.

GAAP Basic EPS was $(7.70) per share, as compared to $(10.73) per share in the prior year period.

Cash and Cash Equivalents and Restricted Cash

The following table summarizes our cash flows for the six months ended June 30, 2026 and 2025:

	For the Six Months Ended
	June 30,
	2026	2025
Net cash provided by (used in) operating activities from continuing operations	$20,250	$(912,532)
Net cash provided by (used in) operating activities from discontinued operations	70,246	(213,526)
Net cash provided by (used in) operating activities from discontinued operations	90,496	(1,126,058)

Net cash provided by investing activities from continuing operations	215,505	470,308
Net cash provided by investing activities	215,505	470,308

Net cash provided by financing activities from continuing operations	-	197,460
Net cash provided by financing activities from discontinued operations	-	146,154
Net cash provided by financing activities	-	343,614

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	(1,028,028)	(186,110)

Net decrease in cash and restricted cash	$(722,027)	$(498,246)

Operating Activities

Continuing operations

 Net cash provided by operating activities from continuing operations was $20,250 for the six months ended June 30, 2026, compared to $-912,532 for the six months ended June 30, 2025. The increase in net cash provided by operating activities for the six months of 2026 was primarily attributable to the sale of AI robots and related components.

Discontinued operations

 Net cash provided by operating activities from discontinued operations was $70,246 for the six months ended June 30, 2026, compared to $-213,526 for the six months ended June 30, 2025. The increase in net cash provided by operating activities for the six months of 2026 was primarily attributable to the service fees received by the disposed subsidiaries from its consulting business, and the decrease in personnel expenses of the disposed subsidiaries.

Investing Activities

Net cash provided by investing activities was $215,505 for the six months ended June 30, 2026, compared to $470,308 for the six months ended June 30, 2025. The net cash provided in the six months of 2026 was attributable to the receipt of $218,100 from the disposal of subsidiaries.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, was nil, compared to $343,614 provided by financing activities for the six months ended June 30, 2025. The net cash provided from continuing operations in 2025 was due to proceeds from the issuance of convertible notes totaling $797,460 and paid for stock issuance costs at $600,000. The net cash provided from discontinued operations in 2025 was attributable to the proceeds of $146,154 obtained by the disposed subsidiary through intercompany loans.

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